Room 4561

August 17, 2007

Mr. Sang Don Kim
President and Chief Executive Officer
Cintel Corp.
9900 Corporate Campus Drive
Suite 3000
Louisville, KY 40223

Re: Cintel Corp.
Form 10-KSB/A for the Fiscal Year Ended December 31, 2005
Filed June 18, 2007
File No. 333-100046

Dear Mr. Kim:

We have reviewed your response to our letter dated letter dated May 21, 2007 in connection with the above-referenced filing and have the following additional comment. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB/A for the Fiscal Year Ended December 31, 2005</u>

<u>Financial Statements</u>

<u>Note 2. Summary of Significant Accounting Policies</u>

<u>e) Revenue Recognition, page F-7</u>

Mr. Sang Don Kim
Cintel Corp.
August 17, 2007
Page 2

1.   We have reviewed your response to prior comment number 1 and your related amended filings. Please revise your amended filings further to address the following:

- Your financial statements should disclose the effect of the correction on each financial statement line item and per-share amounts affected by the restatement. Consider presenting this information in tabular format within the footnotes to your financial statements;

- You should disclose the cumulative effect of the change on retained earnings as of the beginning of the earliest period presented;

- Your disclosures regarding revenue recognition should reflect your new policy; and

- Your auditors' opinion should include a reference to the restatement in your amended annual report.

For additional guidance, refer to paragraph 26 of SFAS 154 and Section AU 561.06.a of the PCAOB Interim Auditing Standards. In addition, you should file an Item 4.02 Form 8-K regarding the restatement.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

You may contact David Edgar at (202) 551-3459 or me, at (202) 551-3489 if you have questions regarding this comment.

Sincerely,

Brad Skinner
Accounting Branch Chief